22004161

SEC
Mail Processing
Section

MAR 03 2022

Washington DC
413

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-65859

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Titleist Asset Management, Ltd.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

777 E. Sonterra Blvd., Suite 330
(No. and Street)

San Antonio	Texas	78258
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joe-Ben O'Banion	(210) 591-0452	jobanion@tamgmt.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company, LLC
(Name – if individual, state last, first, and middle name)

P.O. Box 27887	Austin	Texas	78755
	(City)	(State)	(Zip Code)

November 20, 2014	6072
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Joe-Ben O'Banion, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Titleist Asset Management, Ltd., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Neil Howard Kalb
My Commission Expires
09/12/2022
ID No. 131719737
NOTARY PUBLIC STATE OF TEXAS

2-28-22

Notary Public

Signature:

Title:
Managing Partner

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TITLEIST ASSET MANAGEMENT, LTD.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

TITLEIST ASSET MANAGEMENT, LTD.

Index to Financial Statements and Supplemental Schedules

December 31, 2021

BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of Titleist Asset Management, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Titleist Asset Management, Ltd. as of December 31, 2021, the related statements of operations, changes in partners' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Titleist Asset Management, Ltd. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Titleist Asset Management, Ltd.'s management. Our responsibility is to express an opinion on Titleist Asset Management, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Titleist Asset Management, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Titleist Asset Management, Ltd.'s financial statements. The supplemental information is the responsibility of Titleist Asset Management, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Titleist Asset Management, Ltd.'s auditor since 2014.

Austin, Texas
February 28, 2022

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

TITLEIST ASSET MANAGEMENT, LTD.
Statement of Financial Condition
December 31, 2021

Assets:		
Cash and cash equivalents	$	585
Deposit with clearing broker		100,000
Receivable due from clearing broker dealer		41,830
Commission receivables		78,945
Investment advisory fee receivables		2,002,058
Other assets		3,299
Total assets	$	2,226,717
Liabilities and Partners' Equity		
Liabilities:		
Accounts payable and accrued expenses	$	1,503,495
Subordinated loan due to clearing broker dealer		50,000
Due to investment advisory division		20,000
Payable due to clearing broker dealer		18,844
Total liabilities	$	1,592,339
Partners' equity:		
Total partners' equity		634,378
Total liabilities and partners' equity	$	2,226,717

The accompanying notes to the financial statements are an integral part of the

TITLEIST ASSET MANAGEMENT, LTD.

Statement of Operations

For the Year Ended December 31, 2021

Revenues:		
Securities' commissions	$	1,171,212
Investment advisory		6,907,360
Financial Planning		72,018
Related party miscellaneous		14,000
		8,164,590
Operating expenses:		
Clearing fees		67,323
Commissions		6,260,696
Payroll expenses		346,312
Professional fees		53,732
Regulatory fees		36,165
Travel		18,208
Office supplies		14,428
Occupancy and other		32,023
Related party occupancy		28,400
Insurance		110,422
Software		169,985
Dues and subscriptions		55,604
Marketing and advertising		15,144
Other expenses		75,068
Total operating expenses		7,283,510
Other income:		
Forgiveness of portion of subordinated loan due to clearing broker		50,000
Forgiveness of portion of due investment advisory division		20,000
Forgiveness of PPP Loan		41,800
Total other income		111,800
Earnings before income taxes		992,880
Income tax expense		-
Net Income	$	992,880

The accompanying notes to the financial statements are an integral part of the statements.

TITLEIST ASSET MANAGEMENT, LTD.
Statement of Changes in Partners' Equity
For the Year Ended December 31, 2021

		Partners' Equity
Balance at December 31, 2020	$	346,498
Contributions		-
Distributions		(705,000)
Net income		992,880
Balance at December 31, 2021	$	634,378

The accompanying notes to the financial statements are an integral part of the statements.

TITLEIST ASSET MANAGEMENT, LTD.

Statement of Cash Flows

For the Year Ended December 31, 2021

Cash flows from operating activities:		
Net income	$	992,880
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Forgiveness of PPP loan		(41,800)
Forgiveness of portion of subordinated loan due to clearing broker		(50,000)
Forgiveness of portion of due investment advisory division		(20,000)
Changes in assets and liabilities:		
Investment advisory fee receivables		(759,838)
Other assets		(3,185)
Accounts payable and accrued expenses		555,933
Due to clearing broker-dealer		11,254
Net cash provided by operating activities		685,244
Cash flows from financing activities:		
Contributions from partners		-
Distributions to partners		(705,000)
Proceeds from PPP note payable		-
Net cash used in financing activities		(705,000)
Net decrease in cash		(19,756)
Cash and cash equivalents at beginning of year		20,341
Cash and cash equivalents at end of year	$	585
Supplemental disclosure of cash flow information		
Cash paid during the year for		
Interest		-
Income taxes		-

The accompanying notes to the financial statements are an integral part of the statements.

Note 1 - Nature of Business

Titleist Asset Management, Ltd. (the "Company") was organized in February 2003 as a Texas limited partnership headquartered in Austin, Texas. The Company became a registered broker/dealer with the Securities and Exchange Commission ("SEC") in March 2003 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company began operations in September 2003. The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located throughout the United States of America.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles, which is required by the SEC and FINRA whereby revenues are recognized in the period earned and expenses when incurred.

Securities Clearing
The company conducts business as a registered broker-dealer on a fully disclosed basis through Axos Clearing, LLC member of FINRA and SIPC.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, which will become available within ninety days from the date of the financial statements, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Revenue from agreements with clients includes commission income and fees from securities transactions and investment advisory fees. The recognition and measurement of revenue is based on the assessment of individual agreement terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Securities Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment Advisory Fees
Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the client is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the client's assets under management. Fees are received quarterly and recognized as revenue at the time they are received.

Customer Funds
The Company is not approved to hold customer funds on account. From time to time, the Company may accept funds from customers for deposit into an escrow account at a bank. Those funds will be held separate from the general funds of the Company in a custodial account.

Fair Value Measurements
The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, receivables from broker-dealers, other assets, due to broker-dealers, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Income Taxes
The Company has elected to be taxed as a partnership. As such, the Company does not pay federal corporate income taxes on its taxable income. Instead, the partners are liable for individual federal income taxes on their respective shares of taxable net income. The Company is liable for Texas margin tax which is based on taxable margin, as defined under the law, rather than being based on federal taxable income. As of and for the year ended December 31, 2021, the Company's Texas margin tax expense was not significant. The Company has no uncertain tax positions as of December 31, 2021.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standard setting bodies are not expected to have a material impact on the company's financial position, results of operations or cash flows.

Note 3 – Subordinated Loan Due to Clearing Broker Dealer

On March 31, 2017 the Company entered into a subordinated loan agreement with Axos Clearing, LLC, the Company's clearing broker dealer, for $250,000. The subordinated loan has an interest rate of 8.00% per year and matures on July 13, 2022. The subordinated loan is personally guaranteed by the partners of the Company. The terms of the subordinated loan agreement are as follows:

- Fifteen months after the effective date of the subordinated loan agreement, Axos Clearing will forgive $50,000 in principal of the $250,000, plus any accrued interest;
- Twelve months after the time period above, Axos Clearing will forgive an additional $50,000 in principal of the $250,000, plus any accrued interest. This twelve month forgiveness of $50,000 will continue until the full $250,000, plus any accrued interest is completely forgiven.

As of December 31, 2021, the outstanding balance of the subordinated loan was $50,000.

Note 4 – Due to Investment Advisory Division

In March 2017, the Company received $200,000 from Raymond James Investment Advisory Division in transition assistance for the on-going support, acquisitions, and growth of the Company. A portion of this assistance would be payable to Investment Advisory Division if Company terminated agreement before March 2022 based on a predefined formula. No interest is associated with the transition assistance payment. As of December 31, 2021, the Company has estimated the outstanding balance to be $20,000. The Company anticipates this balance to decrease to zero over the next four years.

Note 5 - Commitments and Contingencies

Leases
The Company leases office space under an operating lease, with a five (5) year sub-lease for the San Antonio office. The Austin office lease, with an affiliated company with common ownership, is a verbal month-to-month agreement that can be cancelled at any time. The Company recognizes rent expense on a straight-line basis over the lease term. Total rent expense under the leases was $60,423 for the year ended December 31, 2021, of which $28,400 was paid to an affiliated company with common ownership.

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there were no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Sub-Clearing Agreement
Included in the Company's sub-clearing agreement is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2021, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

COVID19 Pandemic
On March 11, 2020, the World Health Organization declared the novel strain of coronavirus ("COVID19") a global pandemic and recommended containment and mitigation measures worldwide. The COVID19 pandemic has continued to spread and has already caused severe global disruptions. The extent of COVID-19's effect on the Company's operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As of the date of the independent registered public accounting firms' report, the Company cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact the Company's financial position, results of operations, and cash flows in 2021.

Note 6 – Related Party Transactions

As mentioned in Note 5, the Company entered into a verbal month-to-month lease with an affiliated company with common ownership in September 2016. The Company pays approximately $2,000 per month. Total rent expense paid during the year ending December 31, 2021 was $28,400. The company received reimbursement income for compliance costs from an affiliated company with common ownership

during 2021. Total reimbursement income received during the year ending in December 31, 2021 was $14,000.

Note 7 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital and net capital requirements of $681,079 and $102,822, respectively, which was $578,257 in excess of the minimum requirement. The Company's aggregate indebtedness to net capital ratio was 2.26 to 1.

Note 8 - Long-Term Debt

The Company entered into a long-term loan agreement on April 23, 2020 through the Small Business Administration (SBA) Paycheck Protection Program (PPP) underwritten by Lone Star National Bank in the amount of $41,800. The interest rate is 1.00% and is due on April 23, 2022. In February 2021, the loan was 100% forgiven by the SBA. As a result, the company recorded a gain on the forgiveness of the loan in the amount of $41,800.

Note 9 - Subsequent Events

During January 2022, the Company distributed $210,000 to a partner.

The Company has evaluated subsequent events through February 28, 2022, the date the financial statements were available to be issued. The Company did not identify any other material subsequent events requiring adjustments to or disclosure in its financial statements.

Schedule I

TITLEIST ASSET MANAGEMENT, LTD

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2021

Total partners' capital qualified for net capital	$ 634,378
Add: liabilties subordinated to claims of general creditors	50,000
Total capital and allowable subordinated liabilities	684,378
Deductions and/or charges	
Non-allowable assets:	
Other assets	3,299
Total deductions and/or charges	3,299
Net capital before haircuts on securities	681,079
Haircuts on securities	-
Net capital	$ 681,079
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 1,503,495
Due to investment advisory division	20,000
Payable due to clearing broker dealer	18,844
Total aggregate indebtedness	$ 1,542,339
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness.)	$ 102,822
Net capital in excess of minimum requirement	$ 578,257
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 526,845
Ratio of aggregate indebtedness to net capital	2.26 to 1

Note: The above computation does not materially differ from the computation of net capital under Rule 15c3-1 as of December 31, 2021 as reporded by Titleist Asset Management, Ltd. on Form X-17A-5, filed on February 16, 2022. Accordingly, no reconciliation is deemed necessary.

Schedule II

TITLEIST ASSET MANAGEMENT, LTD
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule afterwards. The Company does not hold funds or securities for, or owe money or securities to, customers.

Schedule III

TITLEIST ASSET MANAGEMENT, LTD
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule afterwards. The Company did not maintain possession or control of any customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners
of Titleist Asset Management, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2021, in which (1) Titleist Asset Management, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Titleist Asset Management, Ltd. claimed exemptions from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Titleist Asset Management, Ltd. stated that Titleist Asset Management, Ltd. met the identified exemption provisions throughout the most recent fiscal year of December 31, 2021 without exception. Titleist Asset Management, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Titleist Asset Management, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 28, 2022

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

EXEMPTION REPORT YEAR ENDING DECEMBER 31, 2021

Titleist Asset Management, Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions 17 C.F.R. 240.15c3-3(k)(2)(ii);

2. The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

TITLEIST ASSET MANAGEMENT, LTD.

I, Joe-Ben O'Banion, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Joe-Ben O'Banion
Managing Partner

February 28, 2022

BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Partners of Titleist Asset Management, Ltd.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Titleist Asset Management, Ltd. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting the following difference: total revenues per the Form SIPC-7 were $8,257,697 and total revenues per the audited financial statements were $8,276,390, a difference of $18,693;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting following differences: total revenues per the Form SIPC-7 were $8,257,697 and total revenues per the audited financial statements were $8,276,390, a difference of $18,693; total operating revenues per the Form SIPC-7 were $8,042,284 and total operating revenues per the audited financial statements were $7,949,177, a difference of $93,107; and the general assessment per the Form SIPC-7 was $12,063 and the general assessment per the audited financials was $11,924, a difference of $140.

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting an overpayment of $140.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 28, 2022